February 29, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Next Meats Holdings, Inc.

Form 10-K for the Fiscal Year Ended April 30, 2022

Filed September 29, 2022

File No. 000-56167

To the men and women of the SEC:

On behalf of Next Meats Holdings, Inc., (“we”, “us”, or the “Company”), are responding to the SEC comment letter dated January 18, 2024, addressed to Mr. Koichi Ishizuka, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 10-K on September 29, 2022.

Company Response:

We acknowledge the comments issued by the SEC staff regarding the above-captioned filing on June 14, 2023. The comment letter, dated January 18, 2024, stipulated a response deadline of February 1, 2024. The issuer had previously requested a 20 business day extension to respond to the comment letter.

The Company respectfully seeks an extension of 10 business days from February 29, 2024 to provide comprehensive and substantive responses to the comments contained within the comment letter issued on June 14, 2023, as it relates to revising our Form 10-K in accordance with comments issued on our Form S-1 filed May 24, 2023 (File No. 333-272186).

Consideration of this extension request is greatly appreciated.

Sincerely,

Koichi Ishizuka

Date: February 29, 2024

/s/ Koichi Ishizuka

Koichi Ishizuka

Chief Executive Officer